Pricing supplement no. 1297
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 192-A-III dated March 10, 2011

Registration Statement No. 333-155535
Dated May 16, 2011
Rule 424(b)(2)

JPMorgan Chase & Co.

Structured Investments

$2,554,000
7.20% per annum Auto Callable Yield Notes due May 18, 2012
Linked to the Lesser Performing of the Russell 2000® Index and the iShares® MSCI Brazil Index Fund

General

- The notes are designed for investors who seek a higher interest rate than the current yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in the appreciation of either the Russell 2000® Index or the iShares® MSCI Brazil Index Fund and to forgo dividend payments. Investors should be willing to assume the risk that they will receive less interest if the notes are automatically called and the risk that, if the notes are not automatically called, they may lose some or all of their principal at maturity.
- The notes will pay 7.20% per annum interest over the term of the notes. However, **the notes do not guarantee any return of principal at maturity. Instead, if the notes are not automatically called, the payment at maturity will be based on the performance of the Lesser Performing Underlying and whether the closing level or closing price, as applicable, of either Underlying is less than its Starting Underlying Level by more than the Protection Amount on any day during the Monitoring Period.** Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
- The notes will be automatically called if the closing level or closing price, as applicable, of each Underlying on any Call Date is greater than the applicable Starting Underlying Level. If the notes are automatically called, payment on the applicable Call Settlement Date for each $1,000 principal amount note will be a cash payment of $1,000, plus any accrued and unpaid interest, as described below.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing May 18, 2012*
- The payment at maturity is *not* linked to a basket composed of the Underlyings. The payment at maturity is linked to the performance of each of the Underlyings individually, as described below.
- Minimum denominations of $1,000 and integral multiples thereof
- **The terms of the notes as set forth in "Key Terms" below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 192-A-III, supersede the terms set forth in product supplement no. 192-A-III. In particular, we will not have the right to call the notes, in whole or in part, at our option on any Optional Call Date, as described in product supplement no. 192-A-III. Instead, the notes may be automatically called as described under "Key Terms — Automatic Call" below. Please refer to "Supplemental Terms of the Notes" in this pricing supplement for more information.**

Key Terms

Underlyings: The Russell 2000® Index (the "Index") and the iShares® MSCI Brazil Index Fund (the "Fund") (each an "Underlying," and collectively, the "Underlyings"). For additional information about the MSCI Brazil Index, see Appendix A to this pricing supplement.

Interest Rate: 7.20% per annum over the term of the notes, paid monthly and calculated on a 30/360 basis

Automatic Call: If on any Call Date, the closing level or closing price, as applicable, of each Underlying is greater than the applicable Starting Underlying Level, the notes will be automatically called.

Payment if Called: If the notes are automatically called, on the applicable Call Settlement Date, for each $1,000 principal amount note, you will receive $1,000 plus any accrued and unpaid interest to but excluding the applicable Call Settlement Date.

Protection Amount: **With respect to the Index, 329.164, which is equal to 40.00% of the Initial Index Level. With respect to the Fund, $28.624, which is equal to 40.00% of the Initial Share Price of the Fund, subject to adjustments.**

Pricing Date: May 16, 2011

Settlement Date: On or about May 19, 2011

Observation Date: May 15, 2012

Maturity Date*: May 18, 2012

CUSIP: 48125XPZ3

Monitoring Period: The period from and excluding the Pricing Date to and including the Observation Date

Interest Payment Dates: Interest on the notes will be payable monthly in arrears on the 19th calendar day of each month, except for the final monthly interest payment, which will be payable on the Maturity Date or the relevant Call Settlement Date as applicable (each such day, an "Interest Payment Date"), commencing June 19, 2011. See "Selected Purchase Considerations — Monthly Interest Payments" in this pricing supplement for more information.

Payment at Maturity: If the notes are not automatically called, the payment at maturity, in excess of any accrued and unpaid interest, will be based on whether a Trigger Event has occurred and the performance of the Lesser Performing Underlying. If the notes are not automatically called, for each $1,000 principal amount note, you will receive $1,000 plus any accrued and unpaid interest at maturity, *unless*:
  (a) the Ending Underlying Level of any Underlying is less than the Starting Underlying Level of such Underlying; *and*
  (b) a Trigger Event has occurred.
If the notes are not automatically called and the conditions described in (a) and (b) are satisfied, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Ending Underlying Level of the Lesser Performing Underlying is less than the Starting Underlying Level of such Underlying. Under these circumstances, your payment at maturity per $1,000 principal amount note, in addition to any accrued and unpaid interest, will be calculated as follows:
$1,000 + ($1,000 x Lesser Performing Underlying Return)
You will lose some or all of your principal at maturity if the notes are not automatically called and the conditions described in (a) and (b) are both satisfied.

Trigger Event: A Trigger Event occurs if, on any day during the Monitoring Period, the closing level, or closing price, as applicable, of any Underlying is less than the Starting Underlying Level of such Underlying by more than the applicable Protection Amount.

Underlying Return: With respect to each Underlying, the Underlying Return is calculated as follows:
$$\frac{\text{Ending Underlying Level} - \text{Starting Underlying Level}}{\text{Starting Underlying Level}}$$

Call Dates*: August 16, 2011 (first Call Date), November 16, 2011 (second Call Date) and February 16, 2012 (third Call Date)

Call Settlement Dates*: August 19, 2011 (first Call Settlement Date), November 21, 2011 (second Call Settlement Date) and February 22, 2012 (third Call Settlement Date), each of which is the third business day after the applicable Call Date specified above

Other Key Terms: See "Additional Key Terms" on the next page.

* Subject to postponement as described under "Description of Notes — Payment at Maturity" and "Description of Notes — Postponement of a Determination Date — Notes with a maturity of not more than one year" in the accompanying product supplement no. 192-A-III and "Supplemental Terms of Notes" in this pricing supplement.

Investing in the Auto Callable Yield Notes involves a number of risks. See "Risk Factors" beginning on page PS-9 of the accompanying product supplement no. 192-A-III and "Selected Risk Considerations" beginning on page PS-3 of this pricing supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$38.50	$961.50
Total	$2,554,000	$98,329	$2,455,671

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $38.50 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of $22.50 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-95 of the accompanying product supplement no. 192-A-III.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

May 16, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 192-A-III dated March 10, 2011. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated May 4, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 192-A-III, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 192-A-III dated March 10, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211001693/e42021_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Additional Key Terms

Starting Underlying Level:	With respect to the Index, the closing level of the Index on the Pricing Date, which was 822.91 (the "Initial Index Level"). With respect to the Fund, the closing price of the Fund on the Pricing Date, which was $71.56, divided by the Share Adjustment Factor for the Fund (the "Initial Share Price"). We refer to each of the Initial Index Level for the Index and the Initial Share Price for the Fund as a "Starting Underlying Level."
Ending Underlying Level**:	With respect to the Index, the closing level of the Index on the Observation Date (the "Ending Index Level"). With respect to the Fund, the closing price of one share of the Fund on the Observation Date (the "Final Share Price"). We refer to each of the Ending Index Level for the Index and the Final Share Price for the Fund as an "Ending Underlying Level."
Share Adjustment Factor:	With respect to the Fund, 1.0 on the Pricing Date and subject to adjustment under certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 192-A-III for further information about these adjustments.
Lesser Performing Underlying:	The Underlying with the Lesser Performing Underlying Return
Lesser Performing Underlying Return:	The lower of the Underlying Return of the Russell 2000® Index and the Underlying Return of the iShares® MSCI Brazil Index Fund

** Subject to adjustment in the event of a market disruption event or non-trading day as described under "Description of Notes — Postponement of a Determination Date — Notes with a maturity of not more than one year" in the accompanying product supplement no. 192-A-III.

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement:

(a) the information set forth under "Description of Notes — Payment upon Optional Call" in the accompanying product supplement no. 192-A-III is deemed to be deleted, and the notes will be automatically called as described under "Key Terms — Automatic Call" on the front cover of this pricing supplement. If the notes are automatically called on any Call Date, we will redeem each note and deliver the applicable cash payment described above on the third business day after such Call Date, subject to postponement as described below;

(b) all references in the accompanying product supplement no. 192-A-III to "Callable Yield Notes" will be deemed to refer to "Auto Callable Yield Notes" and all references to "Optional Call Dates" will be deemed refer to "Call Settlement Dates";

(c) all references in "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 192-A-III to an "Optional Call" will be deemed to refer to an "Automatic Call"; and

(d) the Call Dates are "Determination Dates" as described in the accompanying product supplement no. 192-A-III and are subject to postponement as described under "Description of Notes — Postponement of a Determination Date" in the accompanying product supplement no. 192-A-III.

Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING** — The notes will pay interest at a rate of 7.20% per annum over the term of the notes, which is higher than the yield currently available on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.
- **MONTHLY INTEREST PAYMENTS** — The notes offer monthly interest payments at a rate of 7.20% per annum over the term of the notes. Interest will be payable monthly in arrears on the 19th calendar day of each month, except for the final monthly interest payment, which will be payable on the Maturity Date or the relevant Call Settlement Date, as applicable (each such day, an "Interest Payment Date"), commencing June 19, 2011. Interest will be payable to the holders of record at the close of business on the business day immediately preceding the applicable Interest Payment Date or the applicable Call Settlement Date, as applicable. If an Interest Payment Date or Call Settlement Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the monthly Interest Payment Date for June 2011 is June 19, 2011, but because June 19, 2011 is a Sunday, payment of interest with respect to that Interest Payment Date will be made on June 20, 2011, the next succeeding business day.

- **POTENTIAL EARLY EXIT AS A RESULT OF THE AUTOMATIC CALL FEATURE** — If the closing level or closing price, as applicable, of each Underlying is greater than the applicable Starting Underlying Level on any of the three (3) Call Dates, your notes will be automatically called prior to the maturity date. Under these circumstances, on the applicable Call Settlement Date, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the applicable Call Settlement Date.
- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES ARE NOT AUTOMATICALLY CALLED** — If the notes are not automatically called, we will pay you your principal back at maturity so long as a Trigger Event has not occurred or the Ending Underlying Level of each Underlying is not less than its Starting Underlying Level. A Trigger Event occurs if, on any day during the Monitoring Period, the closing level or closing price, as applicable, of any Underlying is less than the Starting Underlying Level of such Underlying by more than the applicable Protection Amount.
- **EXPOSURE TO EACH OF THE UNDERLYINGS** — The return on the notes is linked to the Lesser Performing Underlying, which will be either the Russell 2000® Index or the iShares® MSCI Brazil Index Fund.

  The Russell 2000® Index consists of the middle 2,000 companies included in the Russell 3000™ Index and, as a result of the index calculation methodology, consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information on the Russell 2000® Index, see the information set forth under "The Russell 2000® Index" in the accompanying product supplement no. 192-A-III.

  The iShares® MSCI Brazil Index Fund is an exchange-traded fund of iShares®, Inc., which is a registered investment company that consists of numerous separate investment portfolios. The iShares® MSCI Brazil Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the Brazilian equity market, as measured by the MSCI Brazil Index, which we refer to as the Underlying Index. The Underlying Index is an equity benchmark for Brazilian stock performance, and is designed to measure equity market performance in Brazil. For additional information about the iShares® MSCI Brazil Index Fund, see the information set forth in Appendix A.
- **TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 192-A-III. We and you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat the notes for U.S. federal income tax purposes as units comprising: (i) a Put Option written by you that is terminated if an Automatic Call occurs and that, if not terminated, in circumstances where the payment at maturity is less than $1,000 (excluding accrued and unpaid interest) requires you to pay us an amount equal to $1,000 multiplied by the absolute value of the Lesser Performing Underlying Return and (ii) a Deposit of $1,000 per $1,000 principal amount note to secure your potential obligation under the Put Option. We intend to treat approximately 11.67% of each coupon payment as interest on the Deposit and the remainder as Put Premium. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income, while the Put Premium will not be taken into account prior to sale or settlement, including a settlement following an Automatic Call. However, there are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in either or both of the Underlyings or any of the equity securities included in or held by the Underlyings. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 192-A-III dated March 10, 2011.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. If the notes are not automatically called, we will pay you your principal back at maturity only if a Trigger Event has not occurred or the Ending Underlying Level of each Underlying is equal to or greater than the Starting Underlying Level of such Underlying. If the notes are not automatically called, a Trigger Event has occurred and the Ending Underlying Level of either Underlying is less than the Starting Underlying Level of such Underlying, you will lose 1% of your principal amount at maturity for every 1% that the Ending Underlying Level of the Lesser Performing Underlying is less than the Starting Underlying Level of such Underlying. **Accordingly, you could lose up to the entire principal amount of your notes.**
- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity or on any Call Settlement Date and on the Interest Payment Dates, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

JPMorgan Structured Investments —   PS-2

Auto Callable Yield Notes Linked to the Lesser Performing of the Russell 2000® Index and the iShares® MSCI Brazil Index Fund

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.
- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF EITHER UNDERLYING** — If the notes are not automatically called, a Trigger Event has not occurred, and the Ending Underlying Level of either Underlying is not below the Starting Underlying Level of such Underlying, for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of either Underlying, which may be significant. If the notes are automatically called, for each $1,000 principal amount note, you will receive $1,000 on the applicable Call Settlement Date plus any accrued and unpaid interest, regardless of the appreciation in the value of the Underlyings, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in either Underlying during the term of the notes.
- **YOU ARE EXPOSED TO THE RISK OF DECLINE IN THE CLOSING LEVEL OR CLOSING PRICE, AS APPLICABLE, OF EACH UNDERLYING** — Your return on the notes and your payment at maturity, if any, is not linked to a basket consisting of the Underlyings. If the notes are not automatically called, your payment at maturity is contingent upon the performance of each individual Underlying such that you will be equally exposed to the risks related to *both* of the Underlyings. Poor performance by either of the Underlyings over the term of the notes may negatively affect your payment at maturity and will not be offset or mitigated by positive performance by the other Underlying. Accordingly, your investment is subject to the risk of decline in the closing level or closing price, as applicable, of each Underlying.
- **YOUR PROTECTION MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES** — If, on any day during the Monitoring Period, the closing level or closing price, as applicable, of either Underlying is less than the Starting Underlying Level of such Underlying by more than the applicable Protection Amount, a Trigger Event will occur, and you will be fully exposed to any depreciation in the Lesser Performing Underlying. We refer to this feature as a contingent buffer. Under these circumstances, and if the Ending Underlying Level of either Underlying is less than the Starting Underlying Level for such Underlying, you will lose 1% of the principal amount of your investment for every 1% that the Ending Underlying Level of the Lesser Performing Underlying is less than the Starting Underlying Level. You will be subject to this potential loss of principal even if the relevant Underlying subsequently recovers such that the closing level or closing price, as applicable, is less than the Starting Underlying Level of such Underlying by less than the Protection Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
- **YOUR PAYMENT AT MATURITY MAY BE DETERMINED BY THE LESSER PERFORMING UNDERLYING** — If the notes are not automatically called and a Trigger Event occurs, you will lose some or all of your investment in the notes if the Ending Underlying Level of either Underlying is below its Starting Underlying Level. This will be true even if the Ending Underlying Level of the other Underlying is greater than or equal to its Starting Underlying Level. The two Underlyings' respective performances may not be correlated and, as a result, if the notes are not automatically called, you may receive the principal amount of your notes at maturity only if there is a broad-based rise in the performance of U.S. equities across diverse markets during the term of the notes.
- **THE AUTOMATIC CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT** — If the notes are automatically called, the amount of interest payable on the notes will be less than the full amount of interest that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the applicable Call Settlement Date.
- **REINVESTMENT RISK** — If your notes are automatically called, the term of the notes may be reduced to as short as three months and you will not receive interest payments after the applicable Call Settlement Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.
- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, or upon an automatic call described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Influence the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
- **PROTECTION AMOUNT APPLIES ONLY IF YOU HOLD THE NOTES TO MATURITY** — Assuming the notes are not automatically called, we will pay you your principal back at maturity only if the closing level or closing price, as applicable, of each Underlying is not less than its Starting Underlying Level by more than the applicable Protection Amount on any day during the Monitoring Period or the Ending Underlying Level of each Underlying is equal to or greater than the Starting Underlying Level of such Underlying. If the notes are not automatically called and a Trigger Event has occurred, you will be fully exposed at maturity to any decline in the value of the Lesser Performing Underlying.
- **VOLATILITY RISK** — Greater expected volatility with respect to an Underlying indicates a greater likelihood as of the Pricing Date that such Underlying could close below its Starting Underlying Level by more than the applicable Protection Amount on any day during the Monitoring Period. An Underlying's volatility, however, can change significantly over the term of the notes. The closing level or closing price, as applicable, of an Underlying could fall sharply on any day during the Monitoring Period, which could result in a significant loss of principal.

- **AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS** — The stocks that constitute the Russell 2000® Index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

- **THERE ARE RISKS ASSOCIATED WITH THE FUND** — Although shares of the Fund are listed for trading on the NYSE Arca and a number of similar products have been traded on NYSE Arca, Inc. (the "NYSE Arca") and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Fund or that there will be liquidity in the trading market. The Fund is subject to management risk, which is the risk that SSFM's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market price of the shares of the Fund, and consequently, the value of the notes.

- **DIFFERENCES BETWEEN THE FUND AND THE UNDERLYING INDEX** — The Fund does not fully replicate the Underlying Index, may hold securities not included in the Underlying Index and its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between Index Fund and the Underlying Index. In addition, corporate actions with respect to the equity securities held by the Fund (such as mergers and spin-offs) may impact the variance between the Fund and the Underlying Index. Finally, because the shares of the Fund are traded on NYSE Arca, and are subject to market supply and investor demand, the market value of one share of the Fund may differ from the net asset value per share of the Fund. For all of the foregoing reasons, the performance of the Fund may not correlate with the performance of the Underlying Index.

- **NON-U.S. SECURITIES RISK** — The equity securities underlying the Index Fund have been issued by non-U.S. companies (primarily Brazilian companies). Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries (including Brazil), including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

- **CURRENCY EXCHANGE RISK** — Because the prices of the equity securities underlying the Index Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the Index Fund, your notes will be exposed to currency exchange rate risk with respect to the currencies in which securities underlying the Index Fund are traded, which is primarily the Brazilian real. Your net exposure will depend on the extent to which the currencies in which securities underlying the Index Fund are traded strengthen or weaken against the U.S. dollar. If the U.S. dollar strengthens against the currencies in which securities underlying the Index Fund are traded, the net asset value of the Index Fund will be adversely affected and the amount we pay you at maturity, if any, may be reduced. Of particular importance to potential currency exchange risk are:
  - existing and expected rates of inflation;
  - existing and expected interest rate levels;
  - the balance of payments; and
  - the extent of government surpluses or deficits in Brazil and the United States.

  All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Brazil and the United States and other countries important to international trade and finance.

- **EMERGING MARKETS RISK** — The equity securities underlying the Index Fund have been issued by non-U.S. companies located primarily in Brazil, which is an emerging markets country. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Any of the foregoing could adversely affect the market value of shares of the Index Fund and the notes.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **NO DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the securities included in or held by the Underlyings would have.
- **HEDGING AND TRADING IN THE UNDERLYINGS** — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including instruments related to the Fund or the equity securities included in the Index or held by the Fund. We or our affiliates may also trade in the Fund or instruments related to the Fund or the equity securities included in the Index or held by the Fund from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect the likelihood of an automatic call or our payment to you at maturity.
- **THE ANTI-DILUTION PROTECTION FOR THE FUND IS LIMITED** — The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
- **MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES** — In addition to the level and price of the Underlyings on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    - whether a Trigger Event has occurred;
    - the interest rate on the notes;
    - the expected volatility of the Underlyings;
    - the time to maturity of the notes;
    - the likelihood of an automatic call being triggered;
    - the dividend rates on the equity securities included in or held by the Underlyings;
    - the expected positive or negative correlation between the Index and the Fund, or the expected absence of any such correlation;
    - interest and yield rates in the market generally as well as in the markets of the equity securities included in or held by the Underlyings;
    - a variety of economic, financial, political, regulatory and judicial events;
    - the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which the equity securities held by the Index Fund trade and the correlation between those rates and the prices of shares of the Index Fund;
    - the occurrence of certain events to the Fund that may or may not require an adjustment to the Share Adjustment Factor; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graphs show the historical weekly performance of the Russell 2000® Index and the iShares® MSCI Brazil Index Fund from January 6, 2006 through May 13, 2011. The closing level of the Russell 2000® Index on May 16, 2011 was 822.91. The closing price of the iShares® MSCI Brazil Index Fund on May 16, 2011 was $71.56.

We obtained the various closing levels and prices of the Underlyings below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels and prices of each Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing level or closing price, as applicable, of any Underlying on any day during the Monitoring Period or the Observation Date. We cannot give you assurance that the performance of the Underlyings will result in the return of any of your initial investment.





What Is the Total Return on the Notes at Maturity or Upon Automatic Call, Assuming a Range of Performances for the Lesser Performing Underlying?

The following table and examples illustrate the hypothetical total return on the notes at maturity or upon automatic call. The "note total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity or upon automatic call plus the interest payments received to and including the maturity date or the relevant Call Settlement Date, as applicable, per $1,000 principal amount note to $1,000. **The table and examples below assume that the Lesser Performing Underlying is the Russell 2000® Index and that the closing price of the iShares® MSCI Brazil Index Fund on each Call Date is greater than its Starting Underlying Level. We make no representation or warranty as to which of the Underlyings will be the Lesser Performing Underlying for purposes of calculating your actual payment at maturity, if applicable, or as to what the level or price, as applicable, of either Underlying will be on any Call Date.** In addition, the following table and examples assume a Starting Underlying Level for the Lesser Performing Underlying of 850 and reflect the Interest Rate of 7.20% per annum over the term of the notes and the Protection Amount of 40.00%. The hypothetical total returns and total payments set forth below are for illustrative purposes only and may not be the actual total returns or total payments applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Closing Level of the Lesser Performing Index	Lesser Performing Index Closing Level Appreciation / Depreciation at Review Date	Note Total Return at First Call Settlement Date	Note Total Return at Second Call Settlement Date	Note Total Return at Third Call Settlement Date	Note Total Return at Maturity Date if a Trigger Event Has Not Occurred (1)	Note Total Return at Maturity Date if a Trigger Event Has Occurred (1)
1530.00	80.00%	1.80%	3.60%	5.40%	7.20%	7.20%
1402.50	65.00%	1.80%	3.60%	5.40%	7.20%	7.20%
1275.00	50.00%	1.80%	3.60%	5.40%	7.20%	7.20%
1190.00	40.00%	1.80%	3.60%	5.40%	7.20%	7.20%
1105.00	30.00%	1.80%	3.60%	5.40%	7.20%	7.20%
1020.00	20.00%	1.80%	3.60%	5.40%	7.20%	7.20%
935.00	10.00%	1.80%	3.60%	5.40%	7.20%	7.20%
892.50	5.00%	1.80%	3.60%	5.40%	7.20%	7.20%
858.50	1.00%	1.80%	3.60%	5.40%	7.20%	7.20%
850.00	**0.00%**	**N/A**	**N/A**	**N/A**	**7.20%**	**7.20%**
807.50	-5.00%	N/A	N/A	N/A	**7.20%**	**2.20%**
765.00	-10.00%	N/A	N/A	N/A	**7.20%**	**-2.80%**
680.00	-20.00%	N/A	N/A	N/A	**7.20%**	**-12.80%**
595.00	-30.00%	N/A	N/A	N/A	**7.20%**	**-22.80%**
510.00	-40.00%	N/A	N/A	N/A	**7.20%**	**-32.80%**
501.50	-41.00%	N/A	N/A	N/A	N/A	-33.80%
425.00	-50.00%	N/A	N/A	N/A	N/A	-42.80%
340.00	-60.00%	N/A	N/A	N/A	N/A	-52.80%
255.00	-70.00%	N/A	N/A	N/A	N/A	-62.80%
170.00	-80.00%	N/A	N/A	N/A	N/A	-72.80%
85.00	-90.00%	N/A	N/A	N/A	N/A	-82.80%
0.00	-100.00%	N/A	N/A	N/A	N/A	-92.80%

(1) A Trigger Event occurs if the closing level or closing price, as applicable, of either Underlying is less than the Starting Underlying Level of such Underlying by more than 40.00% on any day during the Monitoring Period.

The following examples illustrate how the note total returns and total payments set forth in the table above are calculated.

Example 1: The level of the Lesser Performing Underlying increases from the Starting Underlying Level of 850 to a closing level of 858.50 on the first Call Date. Because the closing level of each Underlying on the first Call Date is greater than the applicable Starting Underlying Level, the notes are automatically called, and the investor receives total payments of $1,018 per $1,000 principal amount note, consisting of interest payments of $18 per $1,000 principal amount note and a payment upon automatic call of $1,000 per $1,000 principal amount note.

Example 2: The level of the Lesser Performing Underlying decreases from the Starting Underlying Level of 850 to a closing level of 807.50 on the first Call Date and 765 on the second Review Date and increases from the Starting Underlying Level of 850 to a closing level of 892.50 on the third Review Date. Although the level of the Lesser Performing Underlying on each of the first two Review Dates (807.50 and 765) is less than the Starting Underlying Level of 850, because the closing level or closing price, as applicable, of each Underlying on the third Review Date is greater than the applicable Starting Underlying Level, the notes are automatically called, and the investor receives total payments of $1,054 per $1,000 principal amount note, consisting of interest payments of $54 per $1,000 principal amount note and a payment upon automatic call of $1,000 per $1,000 principal amount note.

JPMorgan Structured Investments —
Auto Callable Yield Notes Linked to the Lesser Performing of the Russell 2000® Index and the iShares® MSCI Brazil Index Fund

PS-7

Example 3: The notes are not automatically called prior to maturity and the level of the Lesser Performing Underlying increases from the Starting Underlying Level of 850 to an Ending Underlying Level of 892.50. Because the notes are not automatically called prior to maturity and the Ending Underlying Level of the Lesser Performing Underlying of 892.50 is greater than its Starting Underlying Level of 850, regardless of whether a Trigger Event has occurred, the investor receives total payments of $1,072 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $72 per $1,000 principal amount note over the term of the notes and a payment at maturity of $1,000 per $1,000 principal amount note. *This represents the maximum total payment an investor may receive over the term of the notes.*

Example 4: The notes are not automatically called prior to maturity, a Trigger Event has not occurred and the level of the Lesser Performing Underlying decreases from the Starting Underlying Level of 850 to an Ending Underlying Level of 680. Because the notes are not automatically called prior to maturity and a Trigger Event has not occurred, even though the Ending Underlying Level of the Lesser Performing Underlying of 680 is less than its Starting Underlying Level of 850, the investor receives total payments of $1,072 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $72 per $1,000 principal amount note over the term of the notes and a payment at maturity of $1,000 per $1,000 principal amount note. *This represents the maximum total payment an investor may receive over the term of the notes.*

Example 5: The notes are not automatically called prior to maturity, a Trigger Event has occurred and the level of the Lesser Performing Underlying decreases from the Starting Underlying Level of 850 to an Ending Underlying Level of 680. Because the notes are not automatically called prior to maturity, a Trigger Event has occurred and the Ending Underlying Level of the Lesser Performing Underlying of 680 is less than its Starting Underlying Level of 850, the investor receives total payments of $72 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $872 per $1,000 principal amount note over the term of the notes and a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$$[\$1,000 + (\$1,000 \times -20\%)] + \$72 = \$872$$

Example 6: The notes are not automatically called prior to maturity, a Trigger Event has occurred and the level of the Lesser Performing Underlying decreases from the Starting Underlying Level of 850 to an Ending Underlying Level of 425. Because the notes are not automatically called prior to maturity, a Trigger Event has occurred and the Ending Underlying Level of the Lesser Performing Underlying of 425 is less than its Starting Underlying Level of 850, the investor receives total payments of $572 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $72 per $1,000 principal amount note over the term of the notes and a payment at maturity of $500 per $1,000 principal amount note, calculated as follows:

$$[\$1,000 + (\$1,000 \times -50\%)] + \$72 = \$572$$

Example 7: The notes are not automatically called prior to maturity, a Trigger Event has occurred and the level of the Lesser Performing Underlying decreases from the Starting Underlying Level of 850 to an Ending Underlying Level of 0. Because the notes are not automatically called prior to maturity, a Trigger Event has occurred and the Ending Underlying Level of the Lesser Performing Underlying of 0 is less than its Starting Underlying Level of 850, the investor receives total payments of $72 per $1,000 principal amount note over the term of the notes, consisting solely of interest payments of $72 per $1,000 principal amount note over the term of the notes, calculated as follows:

$$[\$1,000 + (\$1,000 \times -100\%)] + \$72 = \$72$$

These returns and the payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns and payouts shown above would likely be lower.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), *provided* that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 23, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by us on March 23, 2011.

Appendix A

The iShares® MSCI Brazil Index Fund

We have derived all information contained in this pricing supplement regarding the iShares® MSCI Brazil Index Fund, including, without limitation, its make up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares®, Inc., BlackRock Institutional Trust Company, N.A. ("BTC") and BlackRock Fund Advisors ("BFA"). The iShares® MSCI Brazil Index Fund is an investment portfolio maintained and managed by iShares®, Inc. BFA is currently the investment adviser to the iShares® MSCI Brazil Index Fund. The iShares® MSCI Brazil Index Fund is an exchange-traded fund ("ETF") that trades on the NYSE Arca under the ticker symbol "EWZ." We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares®, Inc. is a registered investment company that consists of numerous separate investment portfolios, including the iShares® MSCI Brazil Index Fund. Information provided to or filed with the SEC by iShares®, Inc. pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares®, Inc., BFA and the iShares® MSCI Brazil Index Fund, please see the Prospectus dated January 1, 2011. In addition, information about iShares® and the iShares® MSCI Brazil Index Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Investment Objective and Strategy

The iShares® MSCI Brazil Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the Brazilian market, as measured by the MSCI Brazil Index. The iShares® Brazil Index Fund holds equity securities traded primarily in Brazil. The MSCI Brazil Index was developed by MSCI Inc. ("MSCI") as an equity benchmark for Brazilian stock performance, and is designed to measure equity market performance in Brazil. For more information about the MSCI Brazil Index, see "The MSCI Brazil Index" below.

As of April 29, 2011, the iShares® MSCI Brazil Index Fund's three largest equity securities were Petrobras Petroleo Brasileiro SA, Preferred; Cia Vale do Rio Doce, Preferred-Class A and Petrobras Petroleo Brasileiro SA. Its three largest sectors were materials, financials and energy.

The iShares® MSCI Brazil Index Fund uses a representative sampling strategy (as described below under "—Representative Sampling") to try to track the MSCI Brazil Index. The iShares® MSCI Brazil Index Fund generally invests at least 95% of its assets in the securities of the MSCI Brazil Index and in depositary receipts representing securities included in the MSCI Brazil Index. The iShares® MSCI Brazil Index Fund will at all times invest at least 80% of its assets in the securities of the MSCI Brazil Index or in depositary receipts representing securities included in the MSCI Brazil Index. The iShares® MSCI Brazil Index Fund may invest the remainder of its assets in other securities, including securities not in the MSCI Brazil Index, futures contracts, options on futures contracts, other types of options and swaps related to the MSCI Brazil Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates.

Representative Sampling

BFA uses a "representative sampling" indexing strategy to manage the iShares® MSCI Brazil Index Fund. "Representative sampling" is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to the MSCI Brazil Index. Securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the MSCI Brazil Index. The iShares® MSCI Brazil Index Fund may or may not hold all of the securities in the MSCI Brazil Index.

Correlation

The MSCI Brazil Index is a theoretical financial calculation, while the iShares® MSCI Brazil Index Fund is an actual investment portfolio. The performance of the iShares® MSCI Brazil Index Fund and the MSCI Brazil Index may vary due to transaction costs, non-U.S. currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances, and differences between the iShares® MSCI Brazil Index Fund's portfolio and the MSCI Brazil Index resulting from legal restrictions (such as diversification requirements) that apply to the iShares® MSCI Brazil Index Fund but not to the MSCI Brazil Index or the use of representative sampling. "Tracking error" is the difference between the performance (return) of a fund's portfolio and that of its underlying index. BFA expects that, over time, the iShares® MSCI Brazil Index Fund's tracking error will not exceed 5%. The iShares® MSCI Brazil Index Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using a replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The iShares® MSCI Brazil Index Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the MSCI Brazil Index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities) and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

JPMorgan Structured Investments —
Auto Callable Yield Notes Linked to the Lesser Performing of the Russell 2000® Index and the iShares® MSCI Brazil Index Fund

PS-9

Holdings Information

As of April 29, 2011, 99.09% of the iShares® MSCI Brazil Index Fund's holdings consisted of equity securities, 0.07% consisted of cash and 0.84% was in other assets, including dividends booked but not yet received. The following tables summarize the iShares® MSCI Brazil Index Fund's top holdings in individual companies and by sector as of such date.

Top holdings in individual securities as of April 29, 2011

Company	Percentage of Total Holdings
Petrobras Petroleo Brasileiro SA, Preferred	10.54%
Cia Vale do Rio Doce, Preferred-Class A	9.02%
Petrobras Petroleo Brasileiro SA	8.49%
Itau Unibanco Banco Multiplo SA	8.37%
Cia Vale do Rio Doce, ADR	6.61%
Banco Bradesco SA, Preferred	5.02%
Cia de Bebidas das Americas, Preferred	3.77%
Itausa-Investimentos Itau, Preferred	2.80%
BM&F Bovespa SA	2.29%
OGX Petroleo e Gas Participa	2.13%

Top holdings by sector as of April 29, 2011

Sector	Percentage of Total Holdings
Materials	23.87%
Financials	23.62%
Energy	22.62%
Consumer Staples	9.33%
Utilities	5.87%
Consumer Discretionary	4.73%
Industrials	3.31%
Telecommunication Services	2.91%
Information Technology	1.90%
Health Care	0.89%
Other/Undefined	0.96%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Disclaimer

The notes are not sponsored, endorsed, sold or promoted by BTC. BTC makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The MSCI Brazil Index

We have derived all information contained in this pricing supplement regarding the MSCI Brazil Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, MSCI. We make no representation or warranty as to the accuracy or completeness of such information. The MSCI Brazil Index is calculated, maintained and published by MSCI. MSCI has no obligation to continue to publish, and may discontinue publication of, the MSCI Brazil Index.

The MSCI Brazil Index is a free float-adjusted, capitalization-weighted index that BM&FBOVESPA (The Brazilian exchange) and is nondiversified. The MSCI Brazil Index is reported by Bloomberg L.P. under the ticker symbol "MXBR." Component companies must meet objective criteria for inclusion in the MSCI Brazil Index, taking into consideration unavailable strategic shareholdings and limitations to foreign ownership. The MSCI Brazil Index has a base date of December 31, 1987.

For more information on the index calculation methodology used to formulate the MSCI Brazil Index (and which is also used to formulate the indices included in the MSCI Global Index Series), see the section entitled "The MSCI Indices" beginning on page PS-43 of the accompanying product supplement no. 192-A-III. References to "the MSCI Indices" contained in the above-referenced section will be deemed to include the MSCI Brazil Index for purposes of this Appendix A.

JPMorgan Structured Investments —

Auto Callable Yield Notes Linked to the Lesser Performing of the Russell 2000® Index and the iShares® MSCI Brazil Index Fund

PS-10